SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 22, 2024

Earnings Release

Q4'23

As Q4'23 marked Nu's second year as a publicly listed company and 10th year since its founding, I am proud to see the continued strong momentum behind our mission of combating complexity and empowering individuals. This has allowed us to connect with tens of millions of customers in Brazil, Mexico and Colombia; closing the year with nearly 94 million customers. During the quarter, Nu maintained its impressive upward trajectory, achieving strong operating performance, rapid growth, increasingly robust profitability, and a strong capital base. Thus, Revenues increased 57% YoY to US$2.4 billion, Gross Margin expanded 470 bp to 47.5% while Net Income surged to US$361 million. As we look ahead, our focus remains on executing our main priorities for the year: winning in the Mexican market, expanding our secured lending operations, advancing in higher-income segments and making Money Platform become a reality.

David Vélez, founder and CEO

São Paulo – February 22, 2024 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or **"the Company") (NYSE: NU),** one of the world's largest digital banking platforms, today reported its unaudited results for the fourth quarter and audited results for the year ended December 31, 2023. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q4'23 Financial and Operating Results



Added **4.8 million** new customers during the quarter and **19.3 million** year-over-year (YoY), bringing the total number of customers at year-end to **93.9 million**, underpinning Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide, and the fifth largest financial institution in Latin America by number of customers[1]. In Brazil, net monthly adds totaled nearly **1.3 million** customers, reinforcing Nu's position as the fourth-largest financial institution in the country by number of customers[2].

Net Income increased to **$360.9 million** this quarter, from **$58.0 million**[3] in Q4'22, while Adjusted Net Income increased to **$395.8 million**, from **$113.8 million** in Q4'22. Revenues reached a new record high of **$2.4 billion,** up **57%** YoY on an FX neutral basis (FXN), with Monthly Average Revenue per Active Customer (ARPAC) expanding **23%** YoY FXN to **$10.6**.

Deposits were up **38%** YoY FXN to **$23.7 billion**, while cost of funding remained stable quarter-over-quarter (QoQ) at **80%** of the blended interbank rates and the Loan-to-Deposit ratio (LDR) stood at **34%**. Nu's total receivables from its credit card and lending portfolios increased **49%** YoY FXN to **$18.2 billion,** while the Interest-Earning Portfolio (IEP) increased **91%** YoY FXN to **$8.2 billion**.

Brazil Credit Portfolio 15-90 NPL ratio declined sequentially to **4.1%**[4] in line with expectations, while the 90+ NPL ratio remained stable at **6.1%**[4], following the expected stacking behavior of the early delinquency buckets in previous periods.

Risk-adjusted NIM continued to expand, achieving an all-time-high of **10.2%**, +120bp QoQ, highlighting Nu's adequate risk pricing.

1: Source: Companies reports, BCB, Nu.
2: Source: BCB.
3: Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.
4: Data for Brazil only.

Key Operating and Financial Metrics



A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended December 31, 2023 and 2022 and September 30, 2023, and years ended December 31, 2023 and 2022. See definitions on page 17.

Summary of Consolidated Operating Metrics

CUSTOMER METRICS	Q4'23	Q4'22	Q3'23	FY'2023	FY'2022
Number of Customers (in millions)	93.9	74.6	89.1	93.9	74.6
Number of Customers growth (%)	26%	38%	27%	26%	38%
Active Customers (in millions)	78.0	61.2	73.8	78.0	61.2
Activity Rate	83%	82%	83%	83%	82%
CUSTOMER ACTIVITY METRICS					
Purchase Volume (in $ billions)	32.6	23.8	29.0	111.1	81.0
Purchase Volume growth (%)	37%	65%	37%	37%	85%
Monthly Average Revenue per Active Customer (in $)	10.6	8.2	10.0	9.6	7.8
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.9	0.9	0.8	0.8
FX NEUTRAL					
Purchase Volume (FX Neutral) (in $ billions)	32.6	25.2	28.8	111.8	84.3
Purchase Volume growth (%)	29%	54%	28%	33%	76%
Monthly Average Revenue per Active Customer (in $)	10.6	8.6	9.9	9.6	8.1
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.9	0.9	0.8	0.9
CUSTOMER BALANCES					
Total portfolio - credit card and personal loans (in $ billions)	18.2	11.3	15.4	18.2	11.3
Portfolio growth (%)	61%	74%	59%	61%	74%
Deposits (in $ billions)	23.7	15.8	19.1	23.7	15.8
Deposits growth (%)	50%	63%	36%	50%	63%
Interest-Earning Portfolio (in $ billions)	8.2	4.0	6.7	8.2	4.0
Interest-Earning growth (%)	105%	100%	91%	105%	100%
FX NEUTRAL					
Total portfolio - credit card and personal loans (in $ billions)	18.2	12.3	16.0	18.2	12.3
Portfolio growth (%)	49%	62%	48%	48%	62%
Deposits (in $ billions)	23.7	17.2	19.8	23.7	17.2
Deposits growth (%)	38%	55%	26%	38%	55%
Interest-Earning Portfolio (in $ billions)	8.2	4.3	6.9	8.2	4.3
Interest-Earning growth (%)	91%	85%	76%	91%	85%

Summary of Consolidated Financial Metrics

COMPANY FINANCIAL METRICS	Q4'23	Q4'22	Q3'23	FY'2023	FY'2022
Revenue (in $ millions)	2,404.9	1,450.5	2,136.8	8,029.0	4,792.2
Revenue growth (%)	66%	128%	64%	68%	182%
Gross Profit (in $ millions)	1,143.2	578.3	914.8	3,491.0	1,663.0
Gross Profit Margin (%)	48%	40%	43%	43%	35%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3.3%	3.7%	4.1%	12.5%	12.4%
Net Income (Loss) (in $ millions)	360.9	58.0[5]	303.0	1,030.6	(9.1)[5]
Adjusted Net Income (in $ millions)	395.8	113.8	355.6	1,196.5	204.1
FX NEUTRAL					
Revenue (in $ millions)	2,404.9	1,532.3	2,122.4	8,029.0	4,941.1
Revenue growth (%)	57%	112%	53%	63%	168%
Gross Profit (in $ millions)	1,143.2	611.0	908.6	3,491.0	1,714.6
Net Income (Loss) (in $ million)	360.9	61.3[5]	301.0	1,030.6	(9.5)[5]
Adjusted Net Income (in $ millions)	395.8	120.3	263.0	1,196.5	210.4

5: Q4'22 Nu Consolidated Net Income and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.



Strategic Initiatives and Business Update


BOLOS
CAFÉ
SU COS

Continued Growth of One of The World's Largest Digital Banking Platform


Q4'23 Main Highlights
93.9MM
Customers +19MM YoY
53% of Adult Population of Brazil
83% Monthly Activity Rate
US$ 2.4BN
Revenues +57% FXN YoY
US$ 1,143.2MM
Gross Profit +87% FXN YoY
Gross Profit Margin 47.5%
US$ 360.9MM
Net Income +489% FXN YoY
Annualized ROE 23%
US$ 395.8MM
Adj. Net Income +229% FXN YoY
Adj. Annualized ROE 26%
Customers (MM)
Brazil
Nu Mexico
Nu Colombia
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6 79.1 83.7 89.1 93.9
95MM
Q1 Q2 Q3 Q4
2014
2017
2020
2021
2022
2023

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country obtained from the 2022 Brazilian demographic census.
Note 2: Adult population is defined as 18+ years for Brazil.
Note 3: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date.
Note 4: For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 5: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: IBGE, Nu.

Nu's pace of customer growth has consistently outpaced expectations, reaching approximately **94 million** customers at the end of the quarter compared to **54 million** just two years ago. The activity rate increased to a record high of **83.1%**. In Brazil, the number of customers increased **24%** YoY to **87.8 million,** representing **53%** of the country's adult population, up from **51%** in the previous quarter. Additionally, over **61%** of the monthly active customers have made Nu their primary banking account (PBA). The acceleration of customer net-adds in Mexico QoQ, to almost **1 million**, contributed to a total of **5.2 million** in 2023. This underscores the effectiveness of Nu's pricing strategy following the launch of Cuenta in Mexico and continues to validate the playbook for accelerating customer expansion.

A Business Model That Drives Multi-Product Growth

Metric	Value	Growth
Active Customers	78.0MM	+ 27% YoY
Active Credit Card Customers	40.6MM	+ 21% YoY
Active Investments Customers	15.0MM	+ 103% YoY
Pix Financing Active Customers	13.6MM	+ 166% YoY
Active NuAccounts	68.9MM	+ 31% YoY
Active Unsecured Lending Customers	7.1MM (Eligible Customers 15.5MM, + 15% YoY)	+ 40% YoY
Active SME Accounts	2.2MM	+ 57% YoY
Active Insurance Policies	1.4MM	+ 40% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period.
Source: Nu.

Nu's core products, mainly credit cards, banking accounts, and personal loans, serve a customer base of approximately **41 million**, **69 million**, and more than **7 million** active customers, respectively. The insurance product counts with more than **1 million** active policies, while investments serves **15 million** active customers.

Robust Deposit Franchise Driven By Sustainable Volume Growth and Stable Cost of Deposits



Deposits (US$BN)
Brazil
Mexico
YoY: 38% FXN
15.8
15.8
78%
15.8
15.8
81%
18.0
0.1
17.9
80%
19.1
0.1
19.0
80%
23.7
1.0
22.7
80%
Cost of Deposits as a % of Interbank Rate
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: Rates presented are calculated as the ratio between the interest expense paid to customers in the period and the interest expenses of the same deposits yielding 100% of the respective interbank rates: Mexico ("TIIE") and Brazil ("CDI").
Source: Nu.

Deposits increased **38%** YoY FXN, to **$23.7 billion** in Q4'23, while cost of deposits stood stable QoQ at **80%** of the blended interbank rates, in line with expectations. This consistently low cost of deposits highlights Nu's progress in harnessing the value of its robust liability franchise. The loan-to-deposit ratio (LDR) stood at **34%**, versus **35%** in the previous quarter, with deposit growth showing sequential acceleration. Nu is confident there is still ample room for additional balance sheet optimization ahead.

Interest Earnings Portfolio over Total Portfolio Surpasses Market as Nu Expands Financial Products and Features



Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)
Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
81%
7%
12%
74%
17%
9%
77%
7%
16%
73%
15%
12%
74%
7%
19%
73%
16%
11%
72%
7%
21%
75%
15%
10%
71%
6%
23%
77%
12%
11%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.
Note 4: Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).
Note 5: Market balances excludes Nu.
Source: Nu, Brazilian Central Bank.

Total credit card and lending gross receivables increased **49%** YoY FXN, to **$18.2 billion** in Q4'23, while IEP rose **91%** YoY FXN, to **$8.2 billion.** This growth reflects the ramp up of personal loans, which increased **76%** YoY FXN to **$3.7 billion**, and credit card receivables, which expanded **44%** YoY FXN to **$14.5 billion.**

Nu continues to pursue the strategy of increasing the share of credit card loans that earn interest, with special emphasis on PIX and *boleto* financing. This has driven sustained growth of the interest-earning installment balance, which now accounts for **23%** of the total credit card loan portfolio. Nu's goal is to capitalize on the increasing adoption of PIX in Brazil, where Nu remains one of the leading providers of PIX services. As of December 2023, over **35%** of Nu's active credit card customers in Brazil were active customers of the PIX financing feature.

Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion


Active Customers Using NuAccount as their Primary Banking Account (%)
Total: 61%
Months


Number of Products Per Active Customer
Average: 4.0
Q1'17
Q4'23
Months


Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of US$10.6/month while some mature cohorts already reach ~US$27/month
For constant risk mix analysis, please refer to the Appendix.
Average: US$10.6
Q1'17
Q4'23

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months.

Note 2: 'Number of products per active customer' refers to the number of products used by an active customer.

Note 3: 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric, respectively.

Note 5: 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only.

Source: Nu.

ARPAC increased **23%** YoY FXN to **$10.6** in Q4'23, and revenues reached a new record high of **$2.4 billion**, up **57%** YoY FXN, as the increase in active customers combined with a higher ARPAC continues to drive sustained top-line growth.

Stable Cost to Serve Underscores Operating Leverage Potential


Cost to Serve per Active Customer (US$)
YoY: 0%
FXN
0.9
0.8
0.8
0.9
0.9
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Source: Nu.

Monthly Average Cost to Serve Per Active Customer remained stable at **$0.9** in Q4'23, and below the $1 level, as expected, demonstrating the strong operating leverage of the business model.

Delinquency Ratios Tracking Expectations



15-90 NPLs
Brazil Credit Portfolio
2.5% 3.1% 3.0% 2.6% 2.3% 3.0% 2.6% 2.5% 2.2% 3.4% 2.2% 1.2% 1.3% 2.4% 2.2% 2.3% 2.6% 3.7% 3.7% 4.2% 3.7% 4.4% 4.3% 4.2% 4.1%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23
90+ NPLs
5.0% 4.9% 5.1% 5.6% 5.1% 5.1% 5.1% 5.0% 4.5% 5.0% 6.2% 5.2% 3.7% 3.0% 3.0% 3.2% 3.1% 3.5% 4.1% 4.7% 5.2% 5.5% 5.9% 6.1% 6.1%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23

Note 1: Includes both credit card and personal loans.
Note 2: 'NPL' is a non performing loan.
Note 3: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 4: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans / Delinquency NPL 15-90, a leading indicator, **declined slightly on a sequential basis** to **4.1%**[6], in line with **expectations.** The 90+ NPL ratio remained stable sequentially at **6.1%**[6], also in line with expectations. This ratio exhibits a "stock behavior" as loans move through the delinquency buckets, rather than a "flow behavior". Nu maintained the strategy of not selling any credit receivables. Therefore, Nu's NPL rates require no adjustment.

6: Data for Brazil only.

Comfortable Capital and Liquidity Positions



Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
1.8x
3.0
1.5
1.6
Capital in our Geos
5.4
2.4
1.5
1.6
Nu Holdings
Liquidity Position (US$Bn)
LDR
34%
8.2
Interest Earning Portfolio
23.7
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 6.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of December 2023, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider capital available in Nu Financiera, totaling US$ 9 million.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital Nu strengthened its position as one of the best-capitalized players in the region with Capital Adequacy Ratios (CARs) in the countries in which it operates that are practically 2x the applicable minimum required, still without considering the **$2.4 billion** in excess cash held by Nu Holdings.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased **57**% YoY FXN, to another record high of **$2,404.9 million** in Q4'23.

Revenue ($ million)	Q4'23	Q4'22	FY'2023	FY'2022
Interest Income and Gains (Losses) on Financial Instruments	1,951.3	1,095.5	6,439.7	3,555.2
Fee and Commission Income	453.6	355.0	1,589.3	1,237.0
Total	**2,404.9**	**1,450.5**	**8,029.0**	**4,792.2**
FX Neutral				
Interest income and Gains (Losses) on Financial Instruments	1,951.3	1,157.3	6,439.7	3,665.7
Fee and Commission Income	453.6	375.1	1,589.3	1,275.4
Total	**2,404.9**	**1,532.4**	**8,029.0**	**4,941.1**

Interest Income and Gains (Losses) on Financial Instruments increased **69**% YoY FXN, to **$1,951.3 million** in Q4'23. The increase was principally due to two factors: (1) consistent high interest income generated by the consumer finance portfolio, which resulted from the ongoing expansion of both personal loans and credit cards, and (2) credit mix, primarily associated with the increase of installments with interest within the credit card portfolio. Fee and Commission Income in Q4'23 experienced a **21**% YoY FXN increase reaching **$453.6 million.** This increase was mainly driven by interchange fees resulting from the increase in credit and prepaid card purchase volumes, reflecting the continued growth in Nu's customer base and activity rates, in spite of lower interchange rates in the prepaid card product, following the implementation of prepaid rate caps in April, 2023.

Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased **37%** YoY FXN to **$1,261.7 million**. This cost accounted for **52%** of revenue in Q4'23, versus **60%** in Q4'22, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q4'23	Q4'22	FY'2023	FY'2022
Interest and Other Financial Expenses	(605.6)	(407.5)	(2,036.9)	(1,547.9)
Transactional Expenses	(63.6)	(49.5)	(215.9)	(176.4)
Credit Loss Allowance Expenses	(592.5)	(415.2)	(2,285.2)	(1,404.9)
Total	**(1,261.7)**	**(872.2)**	**(4,538.0)**	**(3,129.2)**
% of Revenue	**52%**	**60%**	**57%**	**65%**
FX Neutral				
Interest and Other Financial Expenses	(605.6)	(430.5)	(2,036.9)	(1,596.0)
Transactional Expenses	(63.6)	(52.3)	(215.9)	(181.9)
Credit Loss Allowance Expenses	(592.5)	(438.6)	(2,285.2)	(1,448.6)
Total	**(1,261.7)**	**(921.4)**	**(4,538.0)**	**(3,226.5)**
% of Revenue	**52%**	**60%**	**57%**	**65%**

The increase of Interest and Other Financial Expenses stemmed from: (i) increases in other interest and related expenses linked to new borrowings and financings, particularly derived from the expansion of operations in Mexico and Colombia; (ii) renegotiation discounts associated with the the government-sponsored the "*Desenrola*" program in Brazil which encourages the payment of debts, alongside other collections initiatives implemented during the last quarter of 2023; and (iii) higher interest expenses on retail deposits that resulted both from the expansion of Nu's retail deposits balance, which reached **$23.7 billion** this quarter, and the increase in deposit rates in Mexico during the month of November.

Finally, similar to prior quarters, Credit Loss Allowance Expenses increased primarily driven by the growth of the credit portfolio, as Nu front loads provisions based on the expected losses for the life of the credit in accordance with IFRS 9 methodology. During 2023, the Credit Cards and Personal Loans portfolios saw an increase in expected losses due to expansions in the risk profile of newer cohorts in these two products.

Gross Profit

Gross Profit reached another quarterly record high of **$1,143.2 million,** up **87%** YoY FXN while gross profit margin increased to **48%** from **40%** in Q4'22.

OPERATING EXPENSES

In Q4'23, Operating Expenses totaled **$583.3 million**, increasing **24%**[7] YoY FXN, but declined 7 percentage points (pp) as a percentage of revenues, to **24%** from **31%**[7] in Q4'22.

Operating Expenses ($ million)	Q4'23	Q4'22	FY'2023	FY'2022
Customer Support and Operations	(139.7)	(105.8)	(488.1)	(335.4)
General and Administrative Expenses	(284.7)	(596.9)	(1,042.3)	(1,333.3)
G&A - Contingent share award (CSA) termination	-	*(355.6)*	-	*(355.6)*
G&A - Other	*(284.7)*	*(241.3)*	*(1,042.3)*	*(977.7)*
Marketing Expenses	(71.3)	(51.1)	(171.0)	(153.0)
Other Income (Expenses)	(87.5)	(46.3)	(250.4)	(150.3)
Total	**(583.3)**	**(800.1)**	**(1,951.8)**	**(1,971.9)**
% of Revenue	**24%**	**55%**	**24%**	**41%**
FX Neutral				
Customer Support and Operations	(139.7)	(111.8)	(488.1)	(345.8)
General and Administrative Expenses	(284.7)	(630.6)	(1,042.3)	(1,374.7)
G&A - Contingent share award (CSA) termination	-	*(375.7)*	-	*(366.6)*
G&A - Other	*(284.7)*	*(254.9)*	*(1,042.3)*	*(1,008.1)*
Marketing Expenses	(71.3)	(54.0)	(171.1)	(157.8)
Other Income (Expenses)	(87.5)	(48.9)	(250.4)	(155.0)
Total	**(583.3)**	**(845.3)**	**(1,951.9)**	**(2,033.3)**
% of Revenue	24%	55%	24%	41%

The absolute YoY increase in Operating Expenses was mainly due to (i) Customer Support and Operations expenses, which increased **25%** FXN; (ii) Marketing Expenses increased **32%** FXN as the Company invested in further strengthening the solidity and trust of the Nu brand and (iii) an increase in other income (expenses) as a result of higher federal taxes due an increase of financial revenues.

7: 24% and 31% are calculated by considering only Customer support and operations, G&A - Other, Marketing expenses and Other income (Expenses) - i.e., excluding G&A - Contingent Share Award (CSA) Termination.

Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio

NII (US$MM) & NIM (%)



YoY: 85%
FXN
688.0
13.3%
815.3
15.0%
1,046.8
18.3%
1,195.0
18.8%
1,345.7
18.3%
NIM (%)
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. x) Securities.
Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Nu's net interest income, or NII, increased **85%** year-on-year reaching a new record high of **$1.3 billion** dollars in the quarter. Nu believes that the continued growth of the credit card and personal loan portfolios, together with secured personal loans, were the drivers of this expansion. Nu delivered a net interest margin, or NIM, of **18.3%** this quarter, representing a decrease of 50bp compared to last quarter, but an increase of 5 percentage points in comparison to one year ago. The quarterly contraction in NIM was mainly attributed to higher renegotiation discounts, associated with the Desenrola government-sponsored debt renegotiation program as well as collections initiatives Nu implemented to capitalize on it. The impact was concentrated on "Other Interest Expenses" and, if disregarded, NIM would have expanded 40bp QoQ to 19.2% in Q4'23.

Sequential Risk-Adjusted NIM Improvement Shows Effective Risk Pricing



Credit Loss Allowance & Risk Adj. NIM
415
475
590
628
592
5.3%
6.3%
8.0%
9.0%
10.2%
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Risk Adj. NIM (%)

Note 1: 'CLA' stands for Credit Loss Allowance Expenses.
Note 2: 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.
Source: Nu.

Also important to mention that the effect of higher renegotiation discounts mentioned above is virtually neutral to Gross Profit, as recoveries associated with these discounts in a similar magnitude positively impacted Nu's Q4'23 "Credit Loss Allowances (CLA)".

As a result of the aforementioned factors, Nu's Risk-Adjusted NIM is not impacted by these dynamics, being solely driven by our pricing for risk and pursuit of resilient returns as we underwrite credit. In Q4'23, Risk-Adjusted NIM expanded 120bp QoQ to 10.2%, as shown in the chart above.

Strong Track Record of Driving Operating Leverage as Business Scales



Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
213.3
278.9
379.5
459.0
604.2
750.0
847.0
1,043.0
1,178.5
1,415.2
1,599.1
1,799.3
(195.3)
(202.7)
(274.3)
(347.8)
(396.2)
(436.1)
(466.4)
(494.0)
(460.1)
(500.8)
(560.1)
(646.9)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: 'Costs' include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Nu remains committed to maintaining operating leverage as a key element of its strategy. During the fourth quarter, Nu's efficiency ratio stood at **36%**, an increase of 100 bps in comparison to the prior quarter, due mostly to two factors.

Firstly, Nu invested more on branding efforts, as the Company advances its strategy into the high income segment in Brazil, and as it progresses in Mexico. Marketing expenditures were below historical average during the first half of 2023, so in part the rising expenses in the quarter were already expected. Secondly, cloud services provider expenses rose driven by higher data usage from increased transactions and customer activity, particularly during the holiday season.

EARNINGS

Net Income

Nu continued its trend of enhanced profitability with Net Income increasing to **$360.9 million in Q4'23**, up from **$58.0[8] million** in Q4'22, underscoring the effectiveness of its strategy and business model.

8: Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.

Adjusted Net Income

In Q4'23, Nu reported an Adjusted Net Income of **$395.8 million** compared to an Adjusted Net Income of **$113.8 million** in Q4'22. Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations".



Conference Call

February 22, 2024
at 5:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Pagamentos - Nu Holdings' subsidiary in Brazil.

Primary Banking Account - refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.

SMEs - small and medium-sized enterprises.

TIIE ("Tasa de Interés Interbancaria de Equilibrio") - Mexican interbank deposit rate.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance; and
- The effects of the contingent share award (CSA) termination is considered unusual and infrequent and do not necessarily reflect how Nu's business is performing and it is expected to perform in the future as well as is not a key measure of the core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period and year ended December 31, 2023 and 2022
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	**As reported**			
	For the three months ended December 31,		**For the year ended December 31,**	
Adjusted Net Income (US$ million)	2023	2022	2023	2022
Profit attributable to shareholders of the parent company	360.9	(297.6)	1,030.6	(364.6)
Share-based compensation	65.9	66.1	289.3	282.5
Allocated tax effects on share-based compensation	(21.5)	(13.1)	(89.7)	(73.4)
Hedge of the tax effects on share-based compensation	(9.5)	2.8	(33.7)	4.0
Contingent share award termination	-	355.6	-	355.6
Adjusted Net Income for the period/year	**395.8**	**113.8**	**1,196.5**	**204.1**

Q4'22 and FY22 Metrics Adjusted by the CSA Cancellation

For the three-month period and year ended December 31, 2022
(In millions of U.S. Dollars)

Nu Holdings - Consolidated	**For the three months ended December 31, 2022**		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss) – for the three-month period ended	(297.6)	355.6	58.0
Net income (loss) – for the year ended	(364.6)	355.6	(9.1)
Costs	(849.6)	355.6	(494.0)
Total operating expenses – for the three-month period ended	(800.1)	355.6	(444.5)
Total operating expenses – for the year ended	(1,972.0)	355.6	(1,616.4)

Nu Holdings - Consolidated	**For the three months ended December 31, 2022**		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio	81.5%	(34.1)%	47.4%

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended December 31, 2022 (R$5.217 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2023 (R$4.938 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2023 (R$4.857 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4,696.9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4,809.1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.2038, MXN 18.3980 and COP 4,750.0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5,0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

As of April 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0147, MXN 18.0849 and COP 4,524.8911 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9880, MXN 18.0003 and COP 4,695.2700 to US$ 1.00).

As of May 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9793, MXN 17.7365 and COP 4,520.4267 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0556, MXN 17.6874 and COP 4,451.1100 to US$ 1.00).

As of June 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.8456, MXN 17.2340 and COP 4,192.9295 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7854, MXN 17.1248 and COP 4,171.7900 to US$ 1.00).

As of July 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.8035, MXN 16.9088 and COP 4,053.2562 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7259, MXN 16.7432 and COP 3,924.5300 to US$ 1.00).

As of August 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9080, MXN 16.9940 and COP 4,073.3230 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9550, MXN 17.0378 and COP 4,092.1200 to US$ 1.00).

As of September 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9446, MXN 17.3155 and COP 4,005.5595 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0341, MXN 17.4227 and COP 4,067.8800 to US$ 1.00).

As of October 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0641, MXN 18.0906 and COP 4,218.0890 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0381, MXN 18.0483 and COP 4,122.1900 to US$ 1.00).

As of November 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9000, MXN 17.3763 and COP 4,031.8677 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9195, MXN 17.3845 and COP 4,032.6600 to US$ 1.00).

As of December 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9006, MXN 17.1755 and COP 3,946.1630 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.8572, MXN 16.9720 and COP 3,875.3400 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the year ended December 31, 2023 and 2022
(In thousands of U.S. Dollars)

	12/31/2023	12/31/2022
Interest income and gains (losses) on financial instruments	6,439,712	3,555,213
Fee and commission income	1,589,264	1,237,018
Total revenue	**8,028,976**	**4,792,231**
Interest and other financial expenses	(2,036,925)	(1,547,903)
Transactional expenses	(215,930)	(176,427)
Credit loss allowance expenses	(2,285,218)	(1,404,911)
Total cost of financial and transactional services provided	**(4,538,073)**	**(3,129,241)**
Gross profit	**3,490,903**	**1,662,990**
Operating expenses		
Customer support and operations	(488,082)	(335,363)
General and administrative expenses (G&A)	(1,042,290)	(1,333,267)
Contingent share award (CSA) termination	-	*(355,573)*
G&A - Others	*(1,042,290)*	*(977,694)*
Marketing expenses	(171,022)	(152,997)
Other expenses (income)	(250,431)	(150,264)
Total operating expenses	**(1,951,825)**	**(1,971,891)**
Profit (loss) before income taxes	**1,539,078**	**(308,901)**
Income taxes		
Current taxes	(1,184,230)	(473,345)
Deferred taxes	675,682	417,612
Total income taxes	**(508,548)**	**(55,733)**
Profit (loss) for the year	**1,030,530**	**(364,634)**
Profit (loss) attributable to shareholders of the parent company	1,030,530	(364,578)
Profit (loss) attributable to non-controlling interests	-	(56)

Financial Position

As of December 31, 2023 and 2022
(In thousands of U.S. Dollars)

	2023	2022
Assets		
Cash and cash equivalents	5,923,440	4,172,316
Financial assets at fair value through profit or loss	389,875	133,643
Securities	*368,574*	*91,853*
Derivative financial instruments	*20,981*	*41,485*
Collateral for credit card operations	*320*	*305*
Financial assets at fair value through other comprehensive income	8,805,745	9,947,138
Securities	*8,805,745*	*9,947,138*
Financial assets at amortized cost	24,988,919	13,684,484
Credit card receivables	*12,414,133*	*8,233,072*
Loans to customers	*3,202,334*	*1,673,440*
Compulsory and other deposits at central banks	*7,447,483*	*2,778,019*
Other receivables	*1,689,030*	*521,670*
Other financial assets	*131,519*	*478,283*
Securities	*104,420*	*-*
Other assets	936,209	541,903
Deferred tax assets	1,537,835	811,050
Right-of-use assets	30,459	18,982
Property, plant and equipment	39,294	27,482
Intangible assets	295,881	182,164
Goodwill	397,538	397,397
Total assets	**43,345,195**	**29,916,559**

	2023	2022
Liabilities		
Financial liabilities at fair value through profit or loss	242,615	218,174
Derivative financial instruments	*28,173*	*9,425*
Instruments eligible as capital	*3,988*	*11,507*
Repurchase agreements	*210,454*	*197,242*
Financial liabilities at amortized cost	34,582,759	23,448,892
Deposits	*23,691,130*	*15,808,541*
Payables to network	*9,755,285*	*7,054,783*
Borrowings and financing	*1,136,344*	*585,568*
Salaries, allowances and social security contributions	166,876	90,587
Tax liabilities	1,300,845	511,017
Lease liabilities	36,942	20,353
Provision for lawsuits and administrative proceedings	8,082	17,947
Deferred income	68,360	41,688
Deferred tax liabilities	-	41,118
Other liabilities	532,331	636,000
Total liabilities	**36,938,810**	**25,025,776**
Equity		
Share capital	84	83
Share premium reserve	4,972,922	4,963,774
Accumulated gains	1,276,949	64,577
Other comprehensive income (loss)	156,430	(137,651)
Total equity	**6,406,385**	**4,890,783**
Total liabilities and equity	**43,345,195**	**29,916,559**

Cash Flows

For the year ended December 31, 2023 and 2022
(In thousands of U.S. Dollars)

	12/31/2023	12/31/2022
Cash flows from operating activities		
Reconciliation of profit (loss) to net cash flows from operating activities:		
Profit (loss) for the year	1,030,530	(364,634)
Adjustments:		
Depreciation and amortization	62,895	35,581
Credit loss allowance expenses	2,487,648	1,440,922
Deferred income taxes	(675,682)	(417,612)
Provision for lawsuits and administrative proceedings	17,098	(1,174)
Unrealized losses on other investments	20	848
Unrealized losses on financial instruments	15,885	17,794
Interest accrued	103,572	32,479
Contingent share award (CSA) - termination	-	355,573
Share-based compensation	212,551	253,203
Others	23,056	8,203
	3,277,573	**1,361,183**
Changes in operating assets and liabilities:		
Securities	699,076	(1,102,864)
Compulsory deposits and others at central banks	(4,540,463)	(1,880,347)
Credit card receivables	(7,878,307)	(5,213,669)
Loans to customers	(3,577,534)	(1,889,278)
Other receivables	(1,136,488)	(481,824)
Other assets	(60,982)	(772,415)
Deposits	7,664,820	6,278,088
Payables to network	2,818,592	2,221,037
Deferred income	25,935	11,277
Other liabilities	1,279,987	979,277
Interest paid	(82,904)	(30,935)
Income tax paid	(612,447)	(297,090)
Interest received	3,389,331	1,573,133
Cash flows (used in) generated from operating activities	**1,266,189**	**755,573**

	12/31/2023	12/31/2022
Cash flows from investing activities		
Acquisition of property, plant and equipment	(20,243)	(20,001)
Acquisition of intangible assets	(156,760)	(94,305)
Acquisition of subsidiary, net of cash acquired	-	(10,346)
Acquisition of securities - equity instruments	-	(2,500)
Cash flow (used in) generated from investing activities	**(177,003)**	**(127,152)**
Cash flows from financing activities		
Issuance of shares for over-allotment in IPO	-	247,998
Transactions costs for over-allotment in IPO	-	(3,985)
Payments of securitized borrowings	-	(10,633)
Proceeds from borrowings and financing	469,501	581,142
Payments of borrowings and financing	(46,501)	(159,983)
Lease payments	(6,933)	(5,005)
Exercise of stock options	9,148	4,505
Cash flows (used in) generated from financing activities	**425,215**	**654,039**
Change in cash and cash equivalents	**1,514,401**	**1,282,460**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the year	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents	236,723	184,181
Cash and cash equivalents - end of the year	5,923,440	4,172,316
Increase (decrease) in cash and cash equivalents	**1,514,401**	**1,282,460**
Non-cash transactions		
Olivia's acquisition - share consideration	-	36,671
Shares issued to service providers	21,533	-
Contingent share award (CSA) - termination	-	355,573

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving around 95 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.